                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                               AMENDMENT NO. 2 TO


                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                          ARCH WIRELESS HOLDINGS, INC.
                               ARCH WIRELESS, INC.
                       ARCH WIRELESS COMMUNICATIONS, INC.
                     PAGING NETWORK CANADIAN HOLDINGS, INC.
                              PAGENET SMR SUB, INC.
                                  ARCHTEL, INC.
                       ARCH COMMUNICATIONS ENTERPRISES LLC
                          ARCH CONNECTICUT VALLEY, INC.
                            BENBOW INVESTMENTS, INC.
                        MOBILEMEDIA COMMUNICATIONS, INC.
                  MOBILE COMMUNICATIONS CORPORATION OF AMERICA
                         MOBILEMEDIA LICENSE CO., L.L.C.
                              PAGING NETWORK, INC.
                                  PAGENET, INC.
                         PAGING NETWORK OF AMERICA, INC.
                        PAGING NETWORK OF COLORADO, INC.
                   PAGING NETWORK OF NORTHERN CALIFORNIA, INC.
                        PAGING NETWORK OF MICHIGAN, INC.
                          PAGING NETWORK FINANCE CORP.
                       PAGING NETWORK INTERNATIONAL, INC.
                      PAGING NETWORK OF SAN FRANCISCO, INC.

                               (Name of Applicant)

        1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

        TITLE OF CLASS                                   AMOUNT
12% Subordinated Secured Compounding         Aggregate principal amount of
         Notes Due 2009                               $100,500,000

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

 On, or as soon as practicable after, the effective date of the debtors' first amended joint plan of reorganization.

                                   ----------
                             Patricia A. Gray, Esq.
                             c/o Arch Wireless, Inc.
              Senior Vice President, General Counsel and Secretary
                              1800 West Park Drive

                                    Suite 250
                        Westborough, Massachusetts 01581
                                 (508) 870-6700

                                 With copies to:

Mark N. Polebaum, Esq.                              Ted S. Waksman, Esq.
David A. Westenberg, Esq.                           Weil, Gotshal & Manges LLP
Hale and Dorr LLP                                   767 Fifth Avenue
60 State Street                                     New York, New York 10153
Boston, Massachusetts 02109                         (212) 310-8007
(617) 526-6000

                                EXPLANATORY NOTE


      This Amendment No. 2 to Form T-3 ("Amendment No. 1") is being filed to amend and restate "Item 8. Analysis of Indenture Provisions" as set forth in the Application for Qualification of Indentures under the Trust Indenture Act of 1939, as amended, on Form T-3 (File No. 022-28580) filed by each of Arch Wireless Holdings, Inc. (the "Corporation") Arch Wireless, Inc. (the "Parent"), Arch Wireless Communications, Inc. ("AWCI"), Paging Network Canadian Holdings, Inc. ("PNCH"), PageNet SMR Sub, Inc. ("PNSMR"), ArchTel, Inc., Arch Connecticut Valley, Inc., Benbow Investments, Inc., MobileMedia Communications, Inc., Mobile Communications Corporation of America, Paging Network, Inc., PageNet, Inc., Paging Network of America, Inc., Paging Network of Colorado, Inc., Paging Network of Northern California, Inc., Paging Network of Michigan, Inc., Paging Network Finance Corp., Paging Network International, Inc., Paging Network of San Francisco, Inc., Arch Communication Enterprises, LLC and MobileMedia License Co., L.L.C., with the Securities and Exchange Commission on March 20, 2002, as amended by Amendment No. 1 to Form T-3 relating thereto filed with the Securities and Exchange Commission on May 24, 2002. Except for the Corporation, each of the foregoing entities shall be referred to herein collectively as the "Guarantors."



      Additionally, the exhibits to this Amendment No. 2 are being amended and restated in full (except where specifically incorporated into this Amendment No. 2 from another filing made prior to the date hereof).

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

      The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Indenture.

(a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

      "Event of Default" under the Indenture means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

      (1) default in the payment of any interest on any Note when it becomes due and payable and such default continues for a period of 5 days;

      (2) default in the payment of the principal of any Note at its Maturity (including pursuant to Sections 9.01 and 9.02 of the Indenture);

      (3) the Parent or any of the Subsidiaries shall fail for 60 days after written notice to the Corporation by the Trustee (at the direction of the holders of at least 25% in aggregate principal amount of the Notes then outstanding) or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to observe or perform any covenant, condition or agreement contained in Sections 10.07, 10.08, 10.09, 10.10, 10.11, 10.12, 10.13,
10.14, 10.15, 10.16, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24 or 10.25 of the
Indenture;

      (4) the Parent or any of the Subsidiaries shall fail to observe or perform any other covenant, condition or agreement contained in the Indenture (other than those specified in clause (a), (b) or (c) of Section 4.01 of the Indenture), and such failure shall continue unremedied for 60 days after written notice thereof shall have been given to the Corporation by the Trustee (at the direction of the Majority Noteholders) or the Majority Noteholders;

      (5) (i) any Note Party shall fail to observe or perform any covenant, condition or agreement contained in the Security Documents to the extent it is a party thereto; (ii) any Note Party shall breach in any material respect any representation or warranty or agreement in any of


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the Security Documents or in any certificates delivered in connection therewith;
(iii) the repudiation by any of them of any of their obligations under any of the Security Documents; (iv) the unenforceability of the Security Documents against any of them in any material respect for any reason which, in each case, shall continue unremedied for 30 days after the earlier of the date on which (A) a Responsible Officer of the Parent becomes aware of such failure or (B) written notice thereof shall have been given to the Parent by the Trustee or the Majority Noteholders; or (v) the loss of the perfection or priority of any material portion of the Liens granted by any of them pursuant to the Security Documents for any reason;

      (6) the Parent or any of the Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Obligations, when and as the same shall become due and payable (after giving effect to any applicable grace period);

      (7) a default occurs under any Material Obligation which default results in the acceleration of such Material Obligation prior to its scheduled maturity or payment date or requires the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or payment date (in each case after giving effect to any applicable cure period); provided that clause (g) of
Section 4.01 of the Indenture shall not apply to secured Indebtedness that becomes due solely as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

      (8) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Parent or any of the Subsidiaries, or any of their debts, or of a substantial part of any of their assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Parent or any of the Subsidiaries or for a substantial part of any of their assets, and, in any such case, such proceeding or petition shall continue undismissed for 30 days or an order or decree approving or ordering any of the foregoing shall be entered;

      (9) the Parent or any of the Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of Section 4.01 of the Indenture, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Parent or any of the Subsidiaries or for a substantial part of any of their assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or
(vi) take any action for the purpose of effecting any of the foregoing;

      (10) one or more judgments for the payment of money in an aggregate amount in excess of $1,000,000 shall be rendered against the Parent or any of the Subsidiaries or any combination thereof (which shall not be fully covered by insurance without taking into account any applicable deductibles) and the same shall remain undischarged or unbonded for a period of 30 consecutive days during which execution shall not be effectively stayed; or


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      (11) any Guarantor disavows any of its obligations under its Guarantee of the Notes.

      If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder of the Notes notice of the Default or Event of Default within 90 days after the occurrence thereof, or, if earlier, within 30 days of the Trustee obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of or interest on any Notes, the Trustee may withhold the notice to the Holders of such Notes if its Board of Directors, executive committee or a committee of its trust officers in good faith determines that withholding the notice is in the interest of the Holders of the Notes.

      If an Event of Default (other than an Event of Default described in clause
(h) or (i) of Section 4.01 of the Indenture), shall have occurred and be continuing, the Trustee or the Majority Noteholders may, by notice to the Corporation, declare the Notes then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Notes so declared to be due and payable, together with accrued interest thereon, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Corporation. In case of any Event of Default described in clause (h) or (i) of
Section 4.01 of the Indenture, the principal of the Notes then outstanding, together with accrued interest thereon, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Corporation; provided, however, that so long as any Designated Senior Debt is outstanding, the acceleration shall not be effective until the earlier of (i) an acceleration of any Designated Senior Debt or (ii) five Business Days after receipt by the Corporation of written notice of the acceleration of the Notes.

      The Holders of the Notes shall not have the independent right to direct the time, method or place of conducting any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee or, on behalf of all Holders of Notes, to consent to the waiver of any past Default or Event of Default or its consequences. All decisions regarding the declaration of an Event of Default, the acceleration of the Notes, the waiver of any Defaults and Events of Default, and the direction of the Collateral Agent and the Trustee with respect to the exercise of rights and remedies against the Corporation, the Guarantors and the Collateral shall be made by the Majority Noteholders. These limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of any amounts then due as an unsecured claimant.

(b) AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

      The Notes to be issued under the Indenture may from time to time be executed on behalf of the Corporation by one officer who shall sign the Notes for the Corporation by manual or facsimile signature. If an officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

      The Trustee shall, upon a receipt of a Company Order requesting that notes be authenticated by the Trustee, authenticate Notes for original issue.

      The Trustee may appoint an authenticating agent acceptable to the Corporation to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Corporation.

      There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued in partial satisfaction of the obligations owing to the Holders.

(c) RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

      The Collateral shall be released from the Lien of the Security Documents as expressly provided therein or in connection with any transaction permitted by
Section 10.11 of the Indenture (Asset Sales).


      Section 11.04 of the Indenture contains the general provisions for the release of Collateral from the Lien of the Security Documents in accordance with the TIA, including delivery of the certificates and opinions of fair value required by Section 314(d) of the TIA. Section 11.05(a) of the Indenture, however, permits the release of Collateral in connection with the (i) sale, disposition or transfer of inventory in the ordinary course of the Corporation's or the Guarantors' business, (ii) liquidation or other disposition of accounts receivable in the ordinary course of the Corporation's or the Guarantors' business, (iii) renegotiation and termination of leasehold interests in Collateral in the ordinary course of the Corporation's or the Guarantors' business, (iv) sale or disposition of, in the ordinary course of business free from the Liens of the Security Documents, any machinery, equipment, furniture, apparatus, tools or implements, materials or supplies or other similar property ("Subject Property") which the Corporation determines, in its reasonable opinion, may have become obsolete or unfit for use in the conduct of its businesses or the operation of the Collateral so long as (a) such Subject Property is replaced with or exchanged for property of equal value, and (b) upon replacing the same with, or exchanging for the same, new property, such new property shall without further action become Collateral subject to the Liens of the Security Documents; and (v) making of cash payments from the deposit accounts of the Corporation or the Guarantors in the ordinary course of business that are not otherwise prohibited by the Indenture, and in each case without the delivery by the Corporation of the certificates and opinions required by Section 314(d) of the Act. In lieu thereof and in order to protect the interests of purchasers of the Notes and allow the Corporation to carry on its regular business in the ordinary course, Section 11.05(b) of the Indenture requires the Corporation and the Guarantors to deliver within 30 days following the end of a Measurement Period, to the Trustee and the Collateral Agent a certificate verifying that all sales of inventory, all liquidations or other dispositions of accounts receivable and any other disposition contemplated by Section 11.05(a) of the Indenture by the Corporation and the Guarantors during such Measurement Period were in the ordinary course of the Corporation's and the Guarantors' business and that all proceeds therefrom were used by the Corporation and the Guarantors in the ordinary course of their business or to make other cash payments permitted by the Indenture. In addition, pursuant to Section 10.27 of the Indenture, the Corporation is required to furnish the Trustee unaudited quarterly and audited annual consolidated financial statements meeting the requirements imposed on reporting companies under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then a reporting corporation. In the Corporation's view, based on the foregoing, compliance with the certificate and opinion requirements of Section 314(d) of the TIA in the context of sales or transfers of inventory, liquidations and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 11.05(a) of the Indenture in the ordinary course of the Corporation's or the Guarantors' business is not necessary for the protection of purchasers of the Notes and such failure by the Corporation to so comply would not be inconsistent with the purposes fairly intended to be served by Section 314(d) of the TIA.


      The release of any Collateral from the Lien of the Indenture and of the Security Documents pursuant to the terms of the Security Documents or the Indenture will not be deemed to impair the security under the Indenture in contravention of the provisions thereof.

(d) SATISFACTION AND DISCHARGE OF THE INDENTURE.

      Upon the written request of the Corporation, the Indenture will cease to be of further effect, and the Trustee, at the expense of the Corporation, will execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

      (1) either

                  (a) all the Notes theretofore authenticated and delivered (other than Notes which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.10 of the Indenture) have been delivered to the Trustee for cancellation; or

                  (b) all Notes not theretofore delivered to the Trustee for cancellation have come due and payable, by reason of the making of a notice of redemption or will otherwise become due and payable within one year and the Corporation has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose in an amount sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

         (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Corporation is a party or by which the Corporation is bound;

         (3) the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation;

         (4) the Corporation has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money and/or non-callable Government Securities toward the payment of the Notes at maturity or the redemption date, as the case may be; and


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
         (5) the Corporation has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

         Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Corporation to the Trustee under Section 5.07 of the Indenture and, the obligations of the Trustee under Section 3.02 and the last paragraph of Section 10.03 of the Indenture shall survive.

         The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of the Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

         Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or interest on any Note and remaining unclaimed for two years after such principal or interest has become due and payable shall be paid to the Corporation on Company Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

(e) THE EVIDENCE REQUIRED TO BE FURNISHED BY THE CORPORATION TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE INDENTURE.

         The Corporation will deliver to the Trustee, within 90 days after the end of each Fiscal Year of the Corporation ending after the date hereof, an Officers' Certificate, stating whether or not to the knowledge of the signers thereof the Corporation is in compliance with all the terms, provisions, covenants and conditions of the Indenture and if the Corporation shall be in Default under the Indenture, specifying all such Defaults and the nature and status thereof of which they may have knowledge and including the information referred to in clause (i) in the next paragraph.

         The Corporation will deliver to the Trustee within 45 days after the end of each Fiscal Quarter of any Fiscal Year, an Officers' Certificate (i) demonstrating compliance with each of the financial covenants contained in
Article X of the Indenture which is tested on a quarterly basis, and (ii) stating that no Default or Event of Default has occurred and is continuing or, if a


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Default or Event of Default has occurred and is continuing, stating the nature thereof and the action which the Corporation proposes to take with respect thereto.

         The Corporation will, so long as any of the Notes are Outstanding, deliver to the Trustee, within five Business Days of becoming aware of any Default or Event of Default in the performance of any covenant, agreement or condition in the Indenture, an Officers' Certificate specifying such Default or Event of Default.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a) Pages numbered 1 to 23, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the indenture to be qualified (incorporated by reference from the Form T-3 (File No. 022-28580) filed by the Corporation and the Guarantors on March 20, 2002).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit           Certificate of Incorporation of the Corporation, as in effect on the date
T3A-1             date of filing (incorporated by reference from the Form T-3 (File No.
                  022-28580) filed by the Corporation and the Guarantors on March 20, 2002).

Exhibit           Form of Restated Certificate of Incorporation of the Corporation and the
T3A-2             Guarantors (other than the Parent, Arch Connecticut  Valley, Inc., Arch
                  Communication Enterprises LLC and MobileMedia License Co., L.L.C.)
                  to be in effect as of the Effective Date (incorporated by reference from the
                  Form T-3 File No. 022-28580) filed by the Corporation and the Guarantors on
                  March 20, 2002).

Exhibit           Restated Certificate of Incorporation of the Parent, as in effect on the date
T3A-3             of filing (incorporated by reference from the Registration Statement on
                  Form S-3 (File No. 333-542) of the Parent).

Exhibit           Certificate of Correction filed with the Secretary of State of Delaware on
T3A-4             February 15, 1996 (incorporated by reference from the Registration
                  Statement on Form S-3 (File No. 333-542) of the Parent).

Exhibit           Certificate of Designations establishing the Series C Convertible Preferred
T3A-5             Stock of the Parent, filed with the Secretary of State of
                  Delaware on June 29, 1998 (incorporated by reference from the Current Report on Form 8-K of the Parent dated June 26, 1998 and filed July 23, 1998).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-6             Parent, filed with the Secretary of State of Delaware on June 4, 1996
                  (incorporated by reference from the Registration Statement on Form S-8
                  (File No. 333-07333) of the Parent).


Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-7             Parent, filed with the Secretary of State of Delaware on May 27, 1999
                  (incorporated by reference from the Registration Statement on Form S-4
                  (File No. 333-62211) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-8             Parent, filed with the Secretary of State of Delaware on June 16, 1999
                  (incorporated by reference from the Registration Statement on Form S-4
                  File No. 333-62211) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-9             Parent, filed with the Secretary of State of Delaware on April 3, 2000
                  (incorporated by reference from the Registration Statement on Form S-4
                  File No. 333-95677) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-10            filed with the Secretary of State of Delaware on April 28, 2000
                  (incorporated by reference from the Registration Statement on Form S-4
                  (File No. 333-95677) of the Parent).

Exhibit           Certificate of Designations establishing the Series F Cumulative
T3A-11            Redeemable Preferred Stock of the Parent, filed with the Secretary of State of Delaware on February 9, 2001 (incorporated by reference from the
                  Registration Statement on Form S-4 (File No. 333-55368) of the Parent).

Exhibit           Form of Restated Certificate of Incorporation of the Parent to be in effect
T3A-12            as of the Effective Date (previously filed).

Exhibit           Restated Certificate of Incorporation of Arch Wireless Communications,
T3A-13            Inc., as in effect on the date of filing (incorporated by reference to Arch
                  Wireless Communications, Inc.'s Registration Statement on Form S-1
                  (File No. 333-85580) of Arch Communications, Inc.).

Exhibit           Certificate of Incorporation of Paging Network Canadian Holdings, Inc.,
T3A-14            as in effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of PageNet SMR Sub, Inc., as in effect on the
3A-15             date of filing (previously filed).

Exhibit           Certificate of Incorporation of ArchTel, Inc., as in effect on the date of
T3A-16            filing (previously filed).

Exhibit           Articles of Organization of Arch Connecticut Valley, Inc., as in effect on
T3A-17            the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Benbow Investments, Inc., as in effect on
T3A-18            the date of filing (previously filed).

Exhibit           Certificate of Incorporation of MobileMedia Communications, Inc., as in
T3A-19            effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Mobile Communications Corporation of
T3A-20            America, as in effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Paging Network, Inc., as in effect on the
T3A-21            date of filing (previously filed).

Exhibit           Certificate of Incorporation of PageNet, Inc., as in effect on the date of
T3A-22            filing (previously filed).

Exhibit           Certificate of Incorporation of Paging Network of America, Inc., as in
T3A-23            effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Paging Network of Colorado, Inc., as in
T3A-24            effect on the date of filing (previously filed).

Exhibit T3A-25    Certificate of Incorporation of Paging Network of Northern California,
                  Inc., as in effect on the date of filing (previously filed).

Exhibit T3A-26    Certificate of Incorporation of Paging Network of Michigan, Inc., as in
                  effect on the date of filing (previously filed).

Exhibit T3A-27    Certificate of Incorporation of Paging Network Finance Corp., as in effect on the date of filing (previously filed).

Exhibit T3A-28    Certificate of Incorporation of Paging Network International, Inc., as in
                  effect on the date of filing (previously filed).

Exhibit T3A-29    Certificate of Incorporation of Paging Network of San Francisco, Inc., as
                  in effect on the date of filing (previously filed).

Exhibit T3A-30    Certificate of Formation of Arch Communication Enterprises, LLC, as in
                  effect on the date of filing (previously filed).

Exhibit T3A-31    Certificate of Formation of MobileMedia License Co., L.L.C., as in effect on the date of filing (previously filed).

Exhibit T3A-32    Form of Restated Articles of Organization of Arch Connecticut Valley,
                  Inc. to be in effect as of the Effective Date (previously filed).

Exhibit T3A-33    Form of Restated Certificate of Formation of Arch Communication
                  Enterprises, LLC and MobileMedia License Co., L.L.C. to be in effect as of the Effective Date (previously filed).

Exhibit T3B-1     Bylaws of the Corporation, as in effect on the date of filing
                  (previously filed).

Exhibit T3B-2     Form of Amended and Restated Bylaws of the Corporation and the
                  Guarantors (other than the Parent, Arch Connecticut Valley, Inc., Arch
                  Communications Enterprises LLC and MobileMedia License Co., L.L.C.)
                  to be in effect as of the Effective Date (previously filed).

Exhibit T3B-3     By-laws of the Parent, as amended and as in effect on the date of filing
                  (incorporated by reference from the Registration Statement on Form S-3
                  (File No. 333-542) of the Parent).

Exhibit T3B-4     Amended and Restated By-laws of the Parent to be in effect as of the
                  Effective Date (previously filed).

Exhibit T3B-5     By-laws of Arch Wireless Communications, Inc., as amended and in effect on the date of filing (incorporated herein by reference from the
                  Registration Statement on Form S-1 (File No, 333-85580) of Arch
                  Communications, Inc.).

Exhibit T3B-6     Amended and Restated By-laws of Arch Wireless Communications, Inc.
                  to be in effect as of the Effective Date (previously filed).

Exhibit T3B-7     By-laws of Paging Network Canadian Holdings, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-8     By-laws of PageNet SMR Sub, Inc., as in effect on the date of filing
                  (previously filed).

Exhibit T3B-9     By-laws of ArchTel, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-10    By-laws of Arch Connecticut Valley, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-11    By-laws of Benbow Investments, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-12    By-laws of MobileMedia Communications, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-13    By-laws of Mobile Communications Corporation of America, as in effect on the date of filing (previously filed).

Exhibit T3B-14    By-laws of Paging Network, Inc., as in effect on the date of filing (previously filed).

Exhibit           By-laws of PageNet, Inc., as in effect on the date of filing (previously
T3B-15            filed).

Exhibit           By-laws of Paging Network of America, Inc., as in effect on the date of
T3B-16            filing (previously filed).

Exhibit           By-laws of Paging Network of Colorado, Inc., as in effect on the date of
T3B-17            filing (previously filed).

Exhibit           By-laws of Paging Network of Northern California, Inc., as in effect on
T3B-18            the date of filing (previously filed).

Exhibit           By-laws of Paging Network of Michigan, Inc., as in effect on the date of
T3B-19            filing (previously filed).

Exhibit           By-laws of Paging Network Finance Corp., as in effect on the date of
T3B-20            filing (previously filed).

Exhibit           By-laws of Paging Network International, Inc., as in effect on the date of
T3B-21            filing (previously filed).

Exhibit           By-laws of Paging Network of San Francisco, Inc., as in effect on the date
T3B-22            of filing (previously filed).

Exhibit           Form of Amended and Restated By-laws of Arch Connecticut Valley, Inc.,
T3B-23            to be in effect as of the Effective Date (previously filed).

Exhibit           Indenture, dated as of the Effective Date, among the Corporation, the
T3C               Guarantors and The Bank of New York, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit           Not applicable.
T3D

Exhibit           Disclosure Statement of Debtors' First Amended Joint Plan of
T3E               Reorganization (previously filed).

Exhibit           A cross reference sheet showing the location in the Indenture of the
T3F               provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (previously filed).

Exhibit           Form T-1 qualifying The Bank of New York, as Trustee under the
25.1              Indenture to be qualified (previously filed).

                                   SIGNATURES

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, Arch Wireless Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, and the Guarantors, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Westborough, and Commonwealth of Massachusetts, on May 24, 2002.

                              ARCH WIRELESS HOLDINGS, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              ARCH WIRELESS, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              ARCH WIRELESS COMMUNICATIONS, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK CANADIAN HOLDINGS, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title:Executive Vice President and
                                                Chief Financial Officer

                              PAGENET SMR SUB, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              ARCHTEL, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              ARCH COMMUNICATIONS ENTERPRISES LLC

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              ARCH CONNECTICUT VALLEY, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              BENBOW INVESTMENTS, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              MOBILEMEDIA COMMUNICATIONS, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              MOBILE COMMUNICATIONS CORPORATION OF AMERICA

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              MOBILEMEDIA LICENSE CO., L.L.C.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGENET, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK OF AMERICA, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK OF COLORADO, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK OF NORTHERN CALIFORNIA, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK OF MICHIGAN, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK FINANCE CORP.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK INTERNATIONAL, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                              PAGING NETWORK OF SAN FRANCISCO, INC.

                                          By:  /s/ J. ROY POTTLE
                                             -----------------------------------
                                          Name:  J. Roy Pottle
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
Exhibit           Certificate of Incorporation of the Corporation, as in effect on the date
T3A-1             date of filing (incorporated by reference from the Form T-3 (File No. 022-
                  28581) filed by the Corporation and the Guarantors on March 20,
                  2002).

Exhibit           Form of Restated Certificate of Incorporation of the Corporation and the
T3A-2             Guarantors (other than the Parent, Arch Connecticut  Valley, Inc., Arch
                  Communication Enterprises LLC and MobileMedia License Co.,
                  L.L.C.) to be in effect as of the Effective Date (incorporated by reference from the
                  Form T-3 File No. 022-28581) filed by the Corporation
                  and the Guarantors on March 20, 2002).

Exhibit           Restated Certificate of Incorporation of the Parent, as in effect on the date
T3A-3             of filing (incorporated by reference from the Registration Statement on
                  Form S-3 (File No. 333-542) of the Parent).

Exhibit           Certificate of Correction filed with the Secretary of State of Delaware on
T3A-4             February 15, 1996 (incorporated by reference from the Registration
                  Statement on Form S-3 (File No. 333-542) of the Parent).

Exhibit           Certificate of Designations establishing the Series C Convertible Preferred
T3A-5             Stock of the Parent, filed with the Secretary of State of Delaware on June
                  29, 1998 (incorporated by reference from the Current Report on
                  Form 8-K of the Parent dated June 26, 1998 and filed July 23, 1998).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-6             Parent, filed with the Secretary of State of Delaware on June 4, 1996
                  (incorporated by reference from the Registration Statement on Form S-8
                  (File No. 333-07333) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-7             Parent, filed with the Secretary of State of Delaware on May 27, 1999
                  (incorporated by reference from the Registration Statement on Form S-4
                  (File No. 333-62211) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-8             Parent, filed with the Secretary of State of Delaware on June 16, 1999
                  (incorporated by reference from the Registration Statement on Form S-4
                  File No. 333-62211) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the
T3A-9             Parent, filed with the Secretary of State of Delaware on April 3, 2000
                  (incorporated by reference from the Registration Statement on Form S-4
                  File No. 333-95677) of the Parent).

Exhibit           Certificate of Amendment of Restated Certificate of Incorporation of the



T3A-10            Parent, filed with the Secretary of State of Delaware on April 28, 2000
                  (incorporated by reference from the Registration Statement on
                  Form S-4 (File No. 333-95677) of the Parent).

Exhibit           Certificate of Designations establishing the Series F Cumulative
T3A-11            Redeemable Preferred Stock of the Parent, filed with the Secretary of State of Delaware on February 9, 2001 (incorporated by reference from the
                  Registration Statement on Form S-4 (File No. 333-55368) of the Parent).

Exhibit           Form of Restated Certificate of Incorporation of the Parent to be in effect
T3A-12            as of the Effective Date (previously filed).

Exhibit           Restated Certificate of Incorporation of Arch Wireless Communications,
T3A-13            Inc., as in effect on the date of filing (incorporated by reference to Arch
                  Wireless Communications, Inc.'s Registration Statement on Form S-1
                  (File No. 333-85580) of Arch Communications, Inc.).

Exhibit           Certificate of Incorporation of Paging Network Canadian Holdings, Inc.,
T3A-14            as in effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of PageNet SMR Sub, Inc., as in effect on the
3A-15             date of filing (previously filed).

Exhibit           Certificate of Incorporation of ArchTel, Inc., as in effect on the date of
T3A-16            filing (previously filed).

Exhibit           Articles of Organization of Arch Connecticut Valley, Inc., as in effect on
T3A-17            the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Benbow Investments, Inc., as in effect on
T3A-18            the date of filing (previously filed).

Exhibit           Certificate of Incorporation of MobileMedia Communications, Inc., as in
T3A-19            effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Mobile Communications Corporation of
T3A-20            America, as in effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Paging Network, Inc., as in effect on the
T3A-21            date of filing (previously filed).

Exhibit           Certificate of Incorporation of PageNet, Inc., as in effect on the date of
T3A-22            filing (previously filed).

Exhibit           Certificate of Incorporation of Paging Network of America, Inc., as in
T3A-23            effect on the date of filing (previously filed).

Exhibit           Certificate of Incorporation of Paging Network of Colorado, Inc., as in
T3A-24            effect on the date of filing (previously filed).

Exhibit T3A-25    Certificate of Incorporation of Paging Network of Northern California,
                  Inc., as in effect on the date of filing (previously filed).

Exhibit T3A-26    Certificate of Incorporation of Paging Network of Michigan, Inc., as in
                  effect on the date of filing (previously filed).

Exhibit T3A-27    Certificate of Incorporation of Paging Network Finance Corp., as in effect on the date of filing (previously filed).

Exhibit T3A-28    Certificate of Incorporation of Paging Network International, Inc., as in
                  effect on the date of filing (previously filed).

Exhibit T3A-29    Certificate of Incorporation of Paging Network of San Francisco, Inc., as
                  in effect on the date of filing (previously filed).

Exhibit T3A-30    Certificate of Formation of Arch Communication Enterprises, LLC, as in
                  effect on the date of filing (previously filed).

Exhibit T3A-31    Certificate of Formation of MobileMedia License Co., L.L.C., as in effect on the date of filing (previously filed).

Exhibit T3A-32    Form of Restated Articles of Organization of Arch Connecticut Valley,
                  Inc. to be in effect as of the Effective Date (previously filed).

Exhibit T3A-33    Form of Restated Certificate of Formation of Arch Communication
                  Enterprises, LLC and MobileMedia License Co., L.L.C. to be in effect as of the Effective Date (previously filed).

Exhibit T3B-1     Bylaws of the Corporation, as in effect on the date of filing (previously filed).

Exhibit T3B-2     Form of Amended and Restated Bylaws of the Corporation and the
                  Guarantors (other than the Parent, Arch Connecticut Valley,
                  Inc., Arch Communications Enterprises LLC and MobileMedia
                  License Co., L.L.C.) to be in effect as of the Effective Date
                  (previously filed).

Exhibit T3B-3     By-laws of the Parent, as amended and as in effect on the date of filing (incorporated by reference from the Registration
                  Statement on Form S-3 (File No. 333-542) of the Parent).

Exhibit T3B-4     Amended and Restated By-laws of the Parent to be in effect as of the Effective Date (previously filed).



Exhibit T3B-5     By-laws of Arch Wireless Communications, Inc., as amended and in effect on the date of filing (incorporated herein by
                  reference from the Registration Statement on Form S-1 (File
                  No, 333-85580) of Arch Communications, Inc.).

Exhibit T3B-6     Amended and Restated By-laws of Arch Wireless Communications,
                  Inc. to be in effect as of the Effective Date (previously filed).

Exhibit T3B-7     By-laws of Paging Network Canadian Holdings, Inc., as in
                  effect on the date of filing (previously filed).

Exhibit T3B-8     By-laws of PageNet SMR Sub, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-9     By-laws of ArchTel, Inc., as in effect on the date of filing
                  (previously filed).

Exhibit T3B-10    By-laws of Arch Connecticut Valley, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-11    By-laws of Benbow Investments, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-12    By-laws of MobileMedia Communications, Inc., as in effect on the date of filing (previously filed).

Exhibit T3B-13    By-laws of Mobile Communications Corporation of America, as in effect on the date of filing (previously filed).

Exhibit T3B-14    'By-laws of Paging Network, Inc., as in effect on the date of filing (previously filed).

Exhibit           By-laws of PageNet, Inc., as in effect on the date of filing (previously
T3B-15            filed).


Exhibit           By-laws of Paging Network of America, Inc., as in effect on the date of
T3B-16            filing (previously filed).


Exhibit           By-laws of Paging Network of Colorado, Inc., as in effect on the date of
T3B-17            filing (previously filed).

Exhibit           By-laws of Paging Network of Northern California, Inc., as in effect on
T3B-18            the date of filing (previously filed).

Exhibit           By-laws of Paging Network of Michigan, Inc., as in effect on the date of
T3B-19            filing (previously filed).

Exhibit           By-laws of Paging Network Finance Corp., as in effect on the date of
T3B-20            filing (previously filed).

Exhibit           By-laws of Paging Network International, Inc., as in effect on the date of
T3B-21            filing (previously filed).

Exhibit           By-laws of Paging Network of San Francisco, Inc., as in effect on the date
T3B-22            of filing (previously filed).

Exhibit           Form of Amended and Restated By-laws of Arch Connecticut Valley, Inc.,
T3B-23            to be in effect as of the Effective Date (previously filed).

Exhibit           Indenture, dated as of the Effective Date, among the Corporation, the
T3C               Guarantors and The Bank of New York, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit           Not applicable.
T3D

Exhibit           Disclosure Statement of Debtors' First Amended Joint Plan of
T3E               Reorganization (previously filed).

Exhibit           A cross reference sheet showing the location in the Indenture of the
T3F               provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (previously filed).

Exhibit           Form T-1 qualifying The Bank of New York, as Trustee under the
25.1              Indenture to be qualified (previously filed).